Exhibit 23.2

Consent of Ernst & Young LLP,

Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated June 16, 2021 (except for the Liquidity section of Note 1 and the Going Concern section of Note 18 as to which the date is August 31, 2021) with respect to the consolidated financial statements of Science 37, Inc. included in the proxy statement/prospectus of LifeSci Acquisition II Corp. that is made a part of the Registration Statement (Form S-4 Amendment No. 2) and Prospectus of LifeSci Acquisition II Corp. for the registration of shares of its common stock.

/s/ Ernst and Young LLP

Los Angeles, California

September 15, 2021